Exhibit 15.1

TRUE LEAF ANNOUNCES FILING FOR STAY OF PROCEEDINGS ON CREDITORS

Vernon, BC – April 2, 2020 – True Leaf Brands Inc. (CSE: MJ) (OTCQX: TRLFF) (FSE: TLA) ("True Leaf" or the "Company") announces today that, after careful consideration of all available alternatives, it has commenced restructuring proceedings and is seeking creditor protection by filing a Notice of Intention to make a proposal under the Bankruptcy and Insolvency Act (Canada) (the “NOI Proceeding”).

As previously announced by press release on March 23, 2020, True Leaf received a “Notice Event of Default, Investigation of Event of Default and Reservation of Rights” letter (the “Default Notice”) from Lind Asset Management XV, LLC under the Company’s convertible security funding agreement dated February 12, 2019, and under the waiver, amendment and funding supplement agreement dated October 7, 2019. Lind Asset Management XV, LLC is managed by alternative asset management firm The Lind Partners, LLC.

The NOI Proceeding addresses the Default Notice by imposing a 30-day stay of proceedings that will protect True Leaf and its assets from the claims of creditors while it works to restructure its indebtedness and to evaluate its options to improve the financial health of the Company and ensure its ongoing success. This 30-day period may be extended with the authorization of the Supreme Court of British Columbia. True Leaf will issue a further press release on or before May 1, 2020 which the initial 30-day period expires to provide an update.

As part of the NOI Proceedings, FTI Consulting Canada Inc. has been appointed to act as the proposal trustee (the “Trustee”). The Trustee’s role in the NOI Proceedings is to monitor and assist the Company in its restructuring effort. Details of the NOI Proceeding will soon be available on the Trustee’s website.

There can be no assurance that the restructuring effort will result in True Leaf securing any financing or realizing any value in the Company’s assets in any transaction or, if a transaction is proposed, that it will be successfully concluded in a timely manner or at all. Failure by True Leaf to successfully restructure its indebtedness through an approved proposal will result in the Company becoming bankrupt.

At the current time, management and the Board of Directors are actively focusing on assisting the Trustee to restructure the affairs of the Company. Every effort will be made to ensure that all stakeholders in the Company are kept informed of developments affecting the Company as they occur.

Other Corporate Matters

The Company has appointed Jennifer Pace, CPA, MBA, as acting Chief Financial Officer. She succeeds Darren Battersby, who stepped down from the role effective April 1, 2020. Ms. Pace will report to True Leaf’s Chief Executive Officer Darcy Bomford. Ms. Pace brings 18 years of senior-level financial operations experience to True Leaf, including experience in private and publicly traded companies in Canada and the United States.

About True Leaf

True Leaf Brands Inc. is a wellness company for both people and their pets.

True Leaf Cannabis Inc., a division of True Leaf Brands Inc., is a Licensed Producer and owns True Leaf Campus, an 18,000 square foot facility located on a 40-acre site zoned for the cultivation, processing, and sale of cannabis in Lumby, British Columbia.

True Leaf Pet Inc., also a division of True Leaf Brands Inc., is a global pet care company offering plant-focused wellness products that improve the quality of life for companion animals. The company is guided by its mission to “Return the Love” which was inspired by the unconditional love that pets give us every day.

www.trueleaf.com

Investor Contact:

Darcy Bomford
Chief Executive Officer
Darcy@trueleaf.com
O: 778-475-5323 x201

Media Inquiries: media@trueleaf.com

Forward-Looking Statements

This news release contains forward-looking statements, and management may make additional forward-looking statements in response to your questions. Such written and oral disclosures are made pursuant to the Safe Harbor provision of the Private Securities Litigation Reform Act of 1995 and True Leaf hereby claims such safe harbour protection for all forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the Company's conclusion of a successful restructuring process. The statements are dependent on a number of assumptions and risk factors, which include, but are not limited to, (i) the outcome of the review process of all strategic alternatives available to the Company, (ii) the ability of the Company to submit a proposal acceptable to its creditors; (iii) the ability of the Company to continue its activities; (iv) the ability of the Company to secure additional funds, (v) general business and economic uncertainties, (vi) third party events and adverse market conditions and (vii) those risks set out in the Company's public documents filed on SEDAR. Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected effects on True Leaf. These forward-looking statements are made as of the date of this press release. Except as required by applicable securities legislation, the Company assumes no obligation to update publicly or revise any forward-looking statements to reflect subsequent information, events, or circumstances.

The Canadian Securities Exchange (operated by CNSX Markets Inc.) has in no way passed upon the merits of the proposed Transaction and has neither approved nor disapproved of the contents of this press release.